

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
Mr. Jun Wang
Chief Executive Officer
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re:** **SmartHeat Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 1-34246**

Dear Mr. Wang:

    We have reviewed your response letter dated April 13, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 33

Operating Expenses, page 34

1.   We note your disclosure of the inventory impairment charge as a reason for the increase in operating expenses in 2011; however, in note 2 to your financial statements, you state that write-downs of inventory are recorded in cost of goods sold. In this regard, please clarify for us where you classified the inventory impairment charge you recorded during 2011. If you classified the inventory impairment charge in operating expenses, please explain to us how and why you determined this charge was not required to be classified in cost of goods sold. Also, please tell us the amount of any inventory and inventory advances related to cancelled orders.

2.   We note your statement that you generally account for 50% of the amount of accounts receivable with aging over 180 days and 100% of the amount of accounts receivable with aging over 360 days as bad debt allowance. As previously requested in prior comment three, from our letter dated January 20, 2012, please clarify in future filings, how you determine your bad debt allowance, including when, how and why you determine to exclude certain accounts receivable and the impact of those exclusions on your allowance. Please provide us your draft disclosure.

3.   Please tell us if and how you have considered your market capitalization at December 31, 2011, and through March 31, 2012, in determining whether the remaining amount of goodwill for the SmartHeat Germany reporting unit is impaired.

Liquidity and Capital Resources, page 36

4.   Please tell us and disclose in future filing how much of your accounts receivables at December 31, 2011 have been collected as of the most recent date available. Also, please tell us the amount of any receivables related to cancelled orders. To the extent you have not yet collected receivables that were outstanding at December 31, 2011, please explain to us how and why you continue to believe your current allowance methodology is appropriate.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 35

5.   Based on your revenue recognition policy and the amount of net sales you recorded during the quarter ended March 31, 2012, please explain to us how over $13 million of accounts receivable at March 31, 2012 had an aging of less than 90 days.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Robert Newman, Esq.
        Newman & Morrison LLP